Mail Stop 3561

March 24, 2008

William R. Herren
Chairman of the Board
Asia Automotive Acquisition Corporation
199 Pierce Street, Suite 202
Birmingham, Michigan 48009

      Re: **Asia Automotive Acquisition Corporation**
                Amendment No. 7 to Registration Statement on Form S-4
                Filed March 20, 2008
                File No. 333-147086

Dear Mr. Herren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note the share repurchase. Please provide a more detailed explanation as to the reason for the share repurchase. Clarify when this repurchase will occur. Identify the parties from whom you may repurchase shares to the extent known. If you have entered into any agreements, please file as exhibits.

2.   Please update the disclosure throughout the prospectus as of the most recent practicable date. For example and without limitation, update the executive compensation disclosure and the beneficial ownership table.

Selected Historical Financial Data, page 30

3.   We note your response to comment two of our letter dated March 18, 2008.
        Please reconcile each of the amounts disclosed as net loss per share for AAAC to
        the financial statements.

Unaudited Pro Forma Combined Financial Statements, page 109
Unaudited Pro Forma Condensed Combined Balance Sheet (Minimum Approval
Assumption)

4.   We note your response to comment six and the related revision to your filing. We
        continue to note computational errors in your pro forma entries for additional paid
        in capital. Please revise.

Hunan Tongxin Enterprise Co., Ltd. Financial Statements
Report of Independent Auditors

5.   We note your response to comment ten and the related revision to your filing.
        Please advise your independent accountant that if they dual date their audit report,
        they must identify the specific items for which the report is being dual dated.
        Accordingly, their audit report should specifically note the items for which they
        are taking responsibility as of a date subsequent to their initial report date.
        Alternatively, they may date their entire audit report as of a later date.

6.   In connection with the previous comment, please advise your independent
        accountant to revise their consent to refer to the date of their revised audit report.

Consolidated Statements of Operations

7.   We note that you have made certain revisions to your consolidated statement of
        operations. However, it appears that there are a number of computational errors
        (e.g. – gross profit for the years ended December 31, 2004, 2005 and 2006, and
        pre-tax income and net income for the year ended December 31, 2004). Please
        revise.

8.   In connection with the previous comment, please revise any affected disclosures
        (e.g. selected historical financial data, management's discussion and analysis,
        etc.) in your filing to be consistent with the changes to your consolidated
        statements of operations.

Exhibits

9.   As previously requested, the warrants are contractual obligations and therefore
        counsel must opine that the warrants are a legal binding obligation of the

William R. Herren
Asia Automotive Acquisition Corporation
March 24, 2008

        company <u>under the state or jurisdiction contract law governing the warrant agreement</u>. Please revise accordingly.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Ethan Horowitz at (202) 551-3311 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

        Sincerely,

        John Reynolds
        Assistant Director

cc: Paul M. Kavanaugh
       Fax: (248) 645-2690